# SEC Schedule 13D/A (Amendment No. 81) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Berkshire Hathaway Inc., CIK 0001067983
CUSIP: 084670108
Title of class of securities: Class A Common Stock, Par Value $5.00 per share
Address of issuer's principal executive offices: 3555 Farnam Street, Omaha, Nebraska (NE), 68131
Date of event which requires filing of this statement: 07/14/2026
Filed by CIK 0000315090
Persons authorized to receive notices and communications: Warren E. Buffett, 3555 Farnam Street, Omaha, Nebraska (NE), 68131, 402-346-1400

## Reporting persons
- Warren E. Buffett (CIK 0000315090): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 188,290; shared voting power 0; sole dispositive power 188,290; shared dispositive power 0; aggregate amount beneficially owned 188,290 (38.2% of the class)
  Comment: This Schedule 13D amendment relates to the following classes of securities: Class A Common Stock, Par Value $5.00 per share with CUSIP No. 084670108 and Class B Common Stock, Par Value $0.0033 per share with CUSIP No. 084670702. Due to the new EDGAR filing requirements, cover pages are limited to one class of security. The cover page of this Schedule 13D filing relates to the Class A Common Stock, and this comment and the notes below shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer.
  
  Sole Voting Power and Sole Dispositive Power shown in Boxes 7 and 9 consists of 188,290 shares of Class A Common Stock held directly by Mr. Buffett. Mr. Buffett also has sole voting power and sole dispositive power over 1,162 shares of Class B Common Stock held directly by Mr. Buffett.
  
  Aggregate amount beneficially owned in Box 11 consists of the Class A Common Stock reported in Boxes 7 and 9. The aggregate amount of Class B Common Stock beneficially owned by Mr. Buffett consists of 1,162 shares of Class B Common Stock, which represents less than 0.01% of the outstanding shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $5.00 per share
Name of issuer: Berkshire Hathaway Inc.
Address of issuer's principal executive offices: 3555 Farnam Street, Omaha, Nebraska (NE), 68131
Comment: Item 5 of this Schedule 13D is amended to add the information set forth below. Except as specifically set forth herein, this Schedule 13D amendment does not modify any of the information previously reported by Mr. Buffett in this Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Buffett owns, and has the sole power to vote and to dispose of 188,290 shares of Class A Common Stock and 1,162 shares of Class B Common Stock, representing approximately 38.2% of the outstanding shares of Class A Common Stock, less than 0.01% of the outstanding shares of Class B Common Stock, 29.7% of the aggregate voting power of the outstanding shares of both classes and 13.2% of the economic interest of the outstanding shares of both classes.
Number of shares as to which each person has sole or shared power to vote or dispose: Information disclosed in Item 5(a).
Transactions in the class effected during the past sixty days: On July 14, 2026, Mr. Buffett converted 8,000 shares of Class A Common Stock into 12,000,000 shares of Class B Common Stock. Also on July 14, 2026, Mr. Buffett donated 9,000,000 shares of Class B Common Stock to the Susan Thompson Buffett Foundation and 1,000,000 shares of Class B Common Stock to each of the Sherwood Foundation, the Howard G. Buffett Foundation and the NoVo Foundation.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (07/15/2026)